EXHIBIT 12

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES

COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratios)

	Three Months Ended March 31		Year Ended December 31
	2007	2006	2006	2005	2004	2003	2002
Income from continuing operations	$1,212	$1,153	$4,444	$5,052	$2,412	$1,569	$1,171
Add:
Minority interest(a)	7	37	111	74	76	62	77
Adjusted income from equity investments(b)	3	(27)	(35)	(50)	(6)	69	308
	1,222	1,163	4,520	5,076	2,482	1,700	1,556
Add:
Provision (credit) for taxes on income (other than foreign oil and gas taxes)	291	471	1,637	711	980	664	(47)
Interest and debt expense(c)	217	70	292	300	266	335	310
Portion of lease rentals representative of the interest factor	8	12	52	47	40	8	6
	516	553	1,981	1,058	1,286	1,007	269
Earnings before fixed charges	$1,738	$1,716	$6,501	$6,134	$3,768	$2,707	$1,825
Fixed charges
Interest and debt expense including capitalized interest(c)	$235	$80	$347	$326	$281	$341	$321
Portion of lease rentals representative of the interest factor	8	12	52	47	40	8	6
Total fixed charges	$243	$92	$399	$373	$321	$349	$327
Ratio of earnings to fixed charges	7.15	18.65	16.29	16.45	11.74	7.76	5.58
(a)	Represents minority interests in net income of majority-owned subsidiaries and partnerships having fixed charges.
(b)	Represents income from less-than-50-percent-owned equity investments adjusted to reflect only dividends received.
(c)

Includes proportionate share of interest and debt expense of less-than-50-percent-owned equity investments. The first quarter of 2007 amount includes a pre-tax interest charge of $172 million for the repurchase of a portion of various debt issues totaling $659 million in principal amount in a cash tender offer.